

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2021

John McKowen
Chief Executive, Financial and Accounting Officer
VetaNova Inc.
335 A Josephine St.
Denver, Colorado 80206

> **Re: VetaNova Inc.**
> **Registration Statement on Form S-1**
> **Filed August 2, 2021**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 4, 2021**
> **File No. 333-258344**

Dear Mr. McKowen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Cover page

1. It appears that your common stock trades on the OTC Pink marketplace. Please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price or within a bona fide price range at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

<u>General</u>

2.   Please revise your filing to include updated interim financial statements as required by Article 8-08 of Regulation S-X for the interim period ended June 30, 2021 in your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William T. Hart, Esq.